FORM 4

                      U.S. SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ]  Check if no longer subject to Section 16.
     Form 4 or Form 5 obligations may continue.  See Instructions 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person*

          Gray           David           Lee
         (Last)          (First)       (Middle)

        c/o Versus Technology, Inc.
        2600 Miller Creek Road
         (Street)

        Traverse City        MI         49684
         (City)            (State)      (Zip)

2.  Issuer Name and Ticker or Trading Symbol

          Versus Technology, Inc. - VSTI.OB

3.  IRS or Social Security Number of Reporting Person (Voluntary)

          Not furnished

4.  Statement for Month/Year

          June 2002

5.  If Amendment, Date of Original (Month/Year)



6.  Relationship of Reporting Person to Issuer
    (Check all applicable)

     [X] Director                    [X] 10% Owner

     [ ] Officer (give title below)  [ ] Other (Specify below)


     ____________________________________________________

7.  Individual or Joint/Group Filing
    (Check applicable line)

     [X] Form filed by One Reporting Person
     [ ] Form filed by More than One Reporting Person

* If the Form is filed by more than one Reporting Person, see instruction
4(b)(v)


     Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned



                                                                    5. Amount
                                     3. Trans-  4. Securities       of Securi-
                                     action     Acquired (A) or     ties Bene-  6. Owner-
                                     Code       Disposed of (D)     ficially    ship Form:  7. Nature of
                                     (Instr. 8) (Instr. 3, 4 & 5)   Owned at    Direct(D)   Indirect
                      2. Trans-     _________  ___________________  End of      or Indirect Beneficial
1. Title of           Transaction                    (A) or         Month       (I)         Ownership
Security                 Date        Code  V   Amount  (D)   Price  (Inst. 3&4) (Instr. 4)  (Instr. 4)
(Instr. 3)            (Mo./Day/Yr.)
_________________     ___________    ____ ___  ______ _____  _____  ________   ___________  _________



Common Stock                                                          50,000     D
Common Stock                                                         230,000     I(1)       By Albany Capital, L.L.C.



(1) All shares held by the limited liability company are reported.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                -2-



              Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                      (e.g., puts, calls, warrants, options, convertible securities)
                                                                                               9.
                                                                                               Number
                                               5. Number                7. Title               of
                                               of Deriv-   6. Date      and Amount             Deriv-  10. Own-
                                               ative Sec-  Exercisable  of Under-              ative   ership
                                               urities     & Expiration lying Sec-             Secur-  Form of    11.
                                               Acquired    Date         urities (In-           ities   Deriva-    Nature
                                    4. Trans-  (A) or      (Mo./Day/Yr.)str. 3 & 4)   8.       Benefi- tive Sec-  of In-
              2. Conver-            action     Disposed   _____________ _____________ Price    cially  urity:     direct
              sion or    3. Trans-  Code       of (D)                          Amount of       Owned   Direct(D)  Bene-
1. Title of   Exercise   action     (Instr. 8) (Instr. 3,                      or     Deriv-   at End  or In-     ficial
Derivative    Price of   Date)                 4 and 5)   Date    Expir-       Number ative    of      direct(I)  Owner-
Security      Derivative (Month/    ____________________  Exer-   ation        of     Security Month   (Instr. )  ship
(Instr. 3)    Security   Day/Yr.)   Code  V    (A)   (D)  cisable Date  Title  Shares (Instr.  (Instr.  4)       (Instr.
                                                                                       5)        4)               4)
____________  _________  ________   ____  _  ______ ____  _______ _____ _____  ______ ________ _______ _________ _______

Options       $0.515                                            4/24/03 Common    73,000          73,000 D
Options       $0.165                                            4/23/04 Common    73,000          73,000 D
Convertible
  Debentures  $0.25                                             4/30/04 Common 6,000,000 (1)  $1,500,000 I       By GIII, LLC
Options       $0.50                                             4/17/05 Common    88,000          88,000 D
Options       $0.135                                            4/20/06 Common   330,000         330,000 D
Options       $0.147                                            4/19/07 Common   302,000         302,000 D
Convertible
 Debentures   $0.25      06/25/02    A      $100,000            4/30/04 Common   400,000 (2)    $100,000 I       By Manitou
Explanation of Responses:                                                                                        Capital
                                                                                                                 Corporation

(1) A limited liability company in which the reporting person has an interest purchased Prime Rate Secured Convertible
    Debentures due April 30, 2004 in a private placement.  The debentures are convertible into shares of common stock at a conversion rate of $0.25 per share.  All debentures held by this limited liability company are reported.
(2) A closely held corporation in which the reporting person has an interest purchased these debentures at par from an unrelated holder.  The debentures are of the same class as (1) above.  All debentures held by this entity are reported.

                           DAVID LEE GRAY                   July 8, 2002
                          __________________________    _____________________
                           David Lee Gray
                           **Signature of Reporting           Date
                           Person
**Intentional misstatements or omissions of facts constitute
  Federal Criminal Violations.  See 18 U.S.C. 1001 and
  15 U.S.C. 78ff(a).